Western Massachusetts Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings, as defined:
Net income	$43,054	$23,090	$26,196	$18,330	$23,604
Income tax expense	23,186	16,325	14,923	10,545	14,586
Equity in earnings of regional nuclear
generating companies	(4)	(36)	(78)	(101)	(526)
Dividends received from regional equity investees	-	120	419	-	701
Fixed charges, as below	25,079	23,042	20,614	21,910	22,162
Less: Interest capitalized (including AFUDC)	(534)	(336)	(195)	(1,010)	(983)
Total earnings, as defined	$90,781	$62,205	$61,879	$49,674	$59,544

Fixed charges, as defined:
Interest on long-term debt (a)	$20,023	$17,988	$14,074	$13,244	$11,577
Interest on rate reduction bonds	2,335	3,372	4,335	5,133	5,839
Other interest (b)	1,254	479	877	1,256	2,430
Rental interest factor	933	867	1,133	1,267	1,333
Interest capitalized (including AFUDC)	534	336	195	1,010	983
Total fixed charges, as defined	$25,079	$23,042	$20,614	$21,910	$22,162

Ratio of Earnings to Fixed Charges	3.62	2.70	3.00	2.27	2.69

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.